Ard 1-29-2002

JF 1-18-02



02005233

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
JAN 18 2002
364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of th[e] Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/3[0/01] (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE PETROLEUM CLEARINGHOUSE INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
390 BENMAR, SUITE 100
(No. and Street)

HOUSTON TX 77060
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER POLITO 281-873-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSON
(Name — *if individual, state last, first, middle name*)

1225 17TH STREET, SUITE 3100 DENVER COLORADO 80202-5531
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER POLITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PETROLEUM CLEARINGHOUSE, INC, as of SEPTEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CONTROLLER

Title

Notary Public


KATHRIN HOLLAND
MY COMMISSION EXPIRES
October 13, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

THE PETROLEUM CLEARINGHOUSE, INC.

Consolidated Financial Statements
As of And for the Year Ended September 30, 2001

Together With Report Of Independent Public Accountants



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
The Petroleum Clearinghouse, Inc.:

We have audited the accompanying consolidated balance sheet of THE PETROLEUM CLEARINGHOUSE, INC. (a Texas corporation) and subsidiaries (the "Company") as of September 30, 2001, and the related consolidated statement of operations, stockholder's equity and cash flows for the year then ended. These consolidated financial statements and the schedules referred to below filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. and its subsidiaries as of September 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Denver, Colorado,
December 5, 2001.

THE PETROLEUM CLEARINGHOUSE, INC.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2001

ASSETS

	2001
CURRENT ASSETS:	
Cash and cash equivalents	$ 1,112,225
Accounts receivable	378,756
Accounts receivable - affiliate	6,855,659
Prepaid expenses	94,239
Deposits	47,838
Deferred tax asset	25,000
Total current assets	8,513,717
PROPERTY AND EQUIPMENT:	
Furniture and fixtures	183,702
Office equipment	285,565
Leasehold improvements	91,711
	560,978
Less: accumulated depreciation	(268,690)
	292,288
GOODWILL AND OTHER INTANGIBLES, net of $5,832,452 of accumulated amortization	14,427,794
DEFERRED TAX ASSET	898,000
MEMBERSHIP IN EXCHANGE	11,239
Total assets	$24,143,038

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001
CURRENT LIABILITIES:	
Accounts payable	$ 203,279
Accrued expenses	1,075,026
Income taxes payable to parent	1,290,248
Total current liabilities	2,568,553
DEFERRED RENT	74,592
Total liabilities	2,643,145
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $0.10 par value, 1,000,000 shares authorized; 20,000,000 issued and outstanding	2,000
Additional paid-in capital	23,743,019
Unearned compensation	(392,507)
Retained deficit	(1,852,619)
Total stockholder's equity	21,499,893
Total liabilities and stockholder's equity	$24,143,038

The accompanying notes to financial statements are an integral part of this balance sheet.

THE PETROLEUM CLEARINGHOUSE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2001

	2001
REVENUES:	
Net commission revenue	$11,667,348
Other	543,012
Total revenues	12,210,360
OPERATING EXPENSES:	
Cost of commissions	5,647,489
General and administrative	4,460,667
Depreciation	133,300
Amortization of goodwill and other intangible assets	2,526,078
Total operating expenses	12,767,534
Loss from operations	(557,174)
OTHER INCOME, net	116,180
NET LOSS BEFORE INCOME TAX BENEFIT	(440,994)
Income tax benefit	7,195
NET LOSS	$ (433,799)

The accompanying notes to financial statements are an integral part of this statement.

THE PETROLEUM CLEARINGHOUSE, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2001

	Common Stock	Additional Paid-in Capital	Retained Deficit	Unearned Compensation	Total Stockholder's Equity
BALANCES, September 30, 2000	$2,000	$23,806,668	$(1,418,820)	$(1,067,367)	$21,322,481
Net loss	-	-	(433,799)	-	(433,799)
Amortization of unearned compensation	-	-	-	611,211	611,211
Reversal of unearned compensation due to forfeitures upon termination	-	(63,649)	-	63,649	-
BALANCES, September 30, 2001	$2,000	$23,743,019	$(1,852,619)	$(392,507)	$21,499,893

The accompanying notes to financial statements are an integral part of this statement.

THE PETROLEUM CLEARINGHOUSE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2001

	2001
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (433,799)
Adjustments to reconcile net loss to cash flows provided by operating activities-	
Amortization of intangibles	2,526,078
Deferred income taxes	(400,000)
Depreciation	133,300
Amortization of stock-based compensation	611,211
Decrease in accounts receivable	421,533
Increase in prepaid expenses and deposits	(16,176)
Increase in accounts payable	18,148
Increase in accrued expenses	397,673
Increase in income taxes payable to parent	362,378
Increase in deferred rent	23,940
Net cash flows provided by operating activities	3,644,286
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(105,759)
Net cash flows used in investing activities	(105,759)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in accounts receivable-affiliate, net	(4,247,449)
Net cash flows used in financing activities	(4,247,449)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(708,922)
CASH AND CASH EQUIVALENTS, beginning of period	1,821,147
CASH AND CASH EQUIVALENTS, end of period	$1,112,225
SUPPLEMENTAL INFORMATION:	
Cash paid for income taxes	$ 30,427

The accompanying notes to financial statements are an integral part of this statement.

THE PETROLEUM CLEARINGHOUSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS:

The Petroleum Clearinghouse, Inc. ("Clearinghouse" or the "Company") was originally incorporated in the state of Texas on September 13, 1993. The Company is a broker/dealer engaged in the marketing and sale of oil and gas properties to customers throughout substantially all of the continental United States. The Company utilizes auction sales, sealed bid and negotiated sales, property due diligence and data room services in its operations. The Company's primary revenues are commissions earned on the sale of properties. The Clearinghouse previously reported its results on a calendar year basis. In fiscal 2001, the Company received approval to change its reporting period to September 30 in order to align itself with its parent company.

In fiscal 1999, 100% of the outstanding shares of Clearinghouse common stock were purchased by The Petroleum Place, Inc. ("Petroleum Place"). As part of the acquisition of the outstanding shares of Clearinghouse, the Petroleum Place held back $1.7 million of the purchase price and placed the funds with a third-party escrow agent. This escrowed amount collateralized the representations and warranties made by Clearinghouse during the purchase and, if Petroleum Place did not make a claim, then two payments would be released: $850,000 on June 1, 2000 and $850,000 on June 1, 2001. Both the June 1, 2001 and 2000, escrow payments were released to the former Clearinghouse owner. Each of these payments were originally considered in the purchase price allocation. No adjustments were necessary when the payments occurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, The Oil & Gas Asset Clearinghouse, L.P. and The OGA Clearinghouse I, LLC. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost or estimated fair value upon acquisition. Expenditures that significantly increase the useful lives of assets are capitalized. The cost of repairs and maintenance are charged to operations as incurred. For financial reporting purposes, the Company provides for depreciation using the straight-line method over estimated useful lives of three to five years.

Membership in Exchange

The exchange membership is carried at cost. Management estimates no impairment of value of the membership.

Income Taxes

The Company's income taxes are computed as if the Company filed on a separate return method. The Company is included in the consolidated tax return of its parent Company, Petroleum Place, accordingly income taxes payable/receivable are with its parent Company. The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheet, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment.

Revenue Recognition

Revenues are derived primarily from commissions earned upon the sale of oil and gas properties at auction. Revenues are recognized at the time of title transfer from the seller to the buyer based on a percentage of the seller's sale price. Clearinghouse does not, under any circumstances, take title to any property listed for sale at its auction.

Operating revenue includes commissions, filing fees and fees for regulated sales. Certain direct costs incurred related to the preparation of data packages for potential buyers and a fixed percentage of the anchor costs from the auction are rebilled to the buyers and sellers, respectively. Accordingly, these reimbursements are included in cost of sales to reduce the costs of the auctions.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments, accounts receivables and accounts receivable - affiliate. The Company places its temporary cash investments with high credit quality financial institutions. The balances, at times, may exceed federally insured limits. The Company's accounts receivable are derived from revenues earned from customers located in the United States and Canada that are primarily in the oil and gas industry. Concentrations of credit risk with respect to accounts receivables are limited due to the Company's large number of customers and the procedures in place for collecting from its customers.

Stock-Based Compensation

Employees of the Clearinghouse participate in Petroleum Place's 1999 Equity Incentive Plan (the "Incentive Plan"). The Company accounts for its participation in Petroleum Place's stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"). Unearned compensation expense has been recorded for the difference, if any, on the date of the grant, between the estimated fair market value of Petroleum Place's stock for financial reporting purposes and the exercise price of the grant. As required the Company uses the intrinsic value-based method to account for its participation in Petroleum Place's stock-based compensation plans. Expense associated with stock-based compensation is being amortized consistent with the method described in Financial Accounting Standards Board Interpretation ("FASB") No. 28 ("FIN 28") over the vesting period for the individual options. The Company retroactively recorded in its additional paid-in capital, retained earnings and unearned compensation the impact of Petroleum Place's stock options granted to Clearinghouse employees. These grants were made in fiscal 1999 and 2000 and had not previously been pushed down to the Clearinghouse standalone financial statements. This adjustment has had no impact on stockholder's equity or net capital of the Company.

New Accounting Pronouncements

In June 2001, the FASB approved Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling of interests method of recording business combinations. SFAS No. 142 requires the cessation of the amortization of goodwill beginning with fiscal years beginning after December 15, 2001, and prescribes new methodologies for testing goodwill for impairment as well as other changes. SFAS 142 does not change the requirement to amortize intangibles. SFAS Nos. 141 and 142 are effective for business combinations initiated after June 30, 2001, and for goodwill of the Company from and after January 1, 2002. The adoption of SFAS No. 142 will have a material effect on the consolidated financial statements, as goodwill will no longer be amortized and the related expense will no longer be a component of the statement of operations. Additionally an assessment of the impairment of goodwill will be evaluated at least annually, and if necessary, any required write-down will be recognized as a charge to operations. The Company plans on adopting the provisions of SFAS No. 141 on October 1, 2002.

3. INTANGIBLES AND GOODWILL:

As of September 30, 2001, the Company has the following intangibles and goodwill recorded:

Intangibles	Life	Balance
Employment Agreement with non-complete clause	6	$ 3,000,000
Customer lists	5	3,000,000
		6,000,000
Accumulated Amortization		$ (2,569,392)
		$ 3,430,608
Goodwill	10	$14,260,246
Accumulated Amortization		(3,263,060)
		$10,997,186

4. NET CAPITAL:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2001, the excess net capital of the Clearinghouse was $5,237,045. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2001, the Company was in compliance with the net minimum capital requirements and the related net capital ratio.

5. INCOME TAXES:

Clearinghouse is combined into Petroleum Place's consolidated income tax return. The federal liability for income taxes is recorded as income taxes payable to parent. The following are the components of the Clearinghouse's tax expense for the year ended September 30, 2001:

Current state tax expense	$ 30,427
Current federal tax expense	362,378
Total current tax expense	392,805
Deferred federal tax benefit	(400,000)
	$ (7,195)

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 34% to income before income taxes for the year ended September 30, 2001:

Federal tax expense at statutory rate	$(149,938)
State franchise taxes, net of federal benefit	20,085
Amortization of unearned compensation	207,812
Other	(85,154)
	$ (7,195)

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities in the accompanying consolidated financial statements and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities consist of the following as of September 30, 2001:

Current deferred tax asset-	
Deferred rent	$ 25,000
Long-term deferred tax (liabilities) assets-	
Property and equipment	(13,000)
Goodwill and other intangibles	911,000
Net long-term deferred tax asset	$898,000

6. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company leases office space and equipment through October 2009. Future minimum rental payments are as follows for the fiscal years ended September 30:

2002	$ 544,851
2003	538,788
2004	536,157
2005	561,936
2006	561,936
Thereafter	1,597,349
Total	$4,341,017

Rent expense for the year ended September 30, 2001 was $570,258.

Pledge Assets

Petroleum Place has borrowings with banks that are secured by the assets of the Clearinghouse. As of September 30, 2001, Petroleum Place had approximately $4.1 million outstanding on the borrowings.

Litigation

The Company is involved in legal actions in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there is no pending legal proceedings against or involving the Company for which the company is likely to have a material adverse effect upon the Committee's financial position or results of operations.

7. RELATED PARTY:

The accounts receivable-affiliate represents a receivable due from Petroleum Place. The Company transfers excess operating cash to Petroleum Place for cash management purposes. This amount will be reduced in the event cash advances are needed to fund the Company's operations or payments are made by Petroleum Place for expenses incurred by the Company. This amount is classified as a current receivable as the amount is intended to be remitted to the Clearinghouse on demand. Income taxes payable are due to Petroleum Place as the Parent Company files a consolidated income tax return and therefore the impact of the Clearinghouse are directly attributable to Petroleum Place.

8. EMPLOYEE BENEFITS:

Stock Option Plan

Options issued under the Incentive Plan are for Petroleum Place's common stock, with a maximum number of options to be issued over the term of the Incentive Plan of 1.3 million shares. Except other than described below, all options under the Incentive Plan have an exercise price equal to the fair market value of Petroleum Place's stock on the date of grant, as determined by Petroleum Place's Board of Directors. Options under the Incentive Plan vest ratably over a four-year period, and have a term of ten years. As of September 30, 2001, options for 138,028 shares of Petroleum Place common stock are held by employees of the Company, of which 69,014 options are exercisable.

Unearned Stock-Based Compensation

In connection with certain stock option grants by Petroleum Place to the Company's employees in fiscal 1999 and 2000, the Company has recognized unearned compensation totaling $2,403,850, which is being amortized over the four-year vesting periods of the related options in accordance with FIN 28. The termination of employees during fiscal 2001 resulted in the forfeiture and reversal of the unvested portion of deferred compensation of $63,649. Amortization expense recognized for the year ended September 30, 2001 totaled $611,211.

The allocation of this expense to the statement of operations is as follows:

	2001
Cost of Commissions	$446,729
General and administrative	164,482
	$611,211

THE PETROLEUM CLEARINGHOUSE, INC.

COMPUTATION OF NET CAPITAL

AS OF SEPTEMBER 30, 2001

	2001
Stockholder's equity	$ 21,499,893
Less- non-allocable assets:	
Accounts receivable	(378,756)
Property and equipment, net	(292,288)
Goodwill and other intangible assets, net	(14,427,794)
Prepaid expenses	(94,239)
Deferred tax asset	(923,000)
Deposits	(47,838)
Membership in exchange	(11,239)
Haircut on money market fund (2% balance of $121,534)	(2,431)
Net capital available	5,322,308
Net capital required	85,264
Excess net capital	$ 5,237,044

The accompanying report of independent public accountants
and the notes to financial statements should be read
in conjunction with this schedule.

THE PETROLEUM CLEARINGHOUSE, INC.

OTHER COMPUTATIONS AND REPORTS

SEPTEMBER 30, 2001

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2) – The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-1 with Part IIA of Form X-17A-5 – No material differences exist between the computation of Net Capital under Rule 15c3-3-1 at September 30, 2001, and the computation of Net Capital in conjunction with Form X-17A-5 as of the same date.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 – The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3 – Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
The Petroleum Clearinghouse, Inc.:

In planning and performing our audit of the consolidated financial statements of The Petroleum Clearinghouse, Inc. (the "Company") for the year ended September 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Arthur Andersen LLP

Denver, Colorado,
December 5, 2001.